Mail Stop 4561
      January 20, 2006


Mr. Barry B. Davall
President and Chief Executive Officer
Community Partners Bancorp
1250 Highway 35 South
Middletown NJ  07748

By U.S. Mail and facsimile to (973) 966-6300

      Re:	Community Partners Bancorp
      Amendment No. 1 to Form S-4
      Filed January 6, 2006
      File No. 333-129638

Dear Mr. Davall:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary, page 4
Prior Comment 5
1. We note the added disclose on the percentage ownership Two River and Town Bank shareholders will have in the new holding company. In a new, descriptively-captioned section, please also briefly state any other ways shareholder rights will materially diminish or change. For example, we note the changes to: the vote required to amend the articles, action by written consent and anti-takeover provisions.


Opinion of Two River`s Financial Advisor, page 28
Prior Comment 16
2. We note the response and added disclosure and restate the comment in part. Please expand the advisor`s analysis of selected merger transactions and discounted dividend analysis to state the conclusions or implications of each analysis.

Prior Comment 19
3. We note the response and revised disclosure; however, we do not see the quantification of the accretion to the combined company`s projected earnings per share on page 43. Please advise. We also note that what had been described as a dilutive effect to tangible book value in the first filing is now described as accretive by .78% per share of Two River. Please advise.

Note 1 - Basis of Pro Forma Presentation, page 67

4. We note your revised disclosure in response to comment 29 of our letter dated December 9, 2005. Please revise to clarify, if true, that based upon the established minimum exchange ratio, the pro forma purchase price will not decrease below $31.0 million.

5. Please revise to clearly explain the impact on the pro forma purchase price if the Two River stock price exceeds $20.50, providing a hypothetical example to demonstrate the impact. Based upon your disclosure it appears that although the exchange ratio is capped at
1.1463 if the average price exceeds $20.50, the pro forma purchase price could exceed $47 million.

Two River Community Bank Consolidated Financial Statements
Note B - Summary of Significant Accounting Policies, page FS-7
Loans and Allowance for Loan Losses, page FS-8

6. We note your supplemental response to comment 41 of our letter dated December 9, 2005 that the only loans that the bank services for others are participations sold to other banks. Please revise to disclose the following:

* That you service the commercial loans for which you sold participations to other banks;
* Describe your accounting policies related to the servicing rights;
* Describe the nature of fees presented in your financial
statement
line item "other loan servicing fees"; and
* Provide the disclosure required by paragraph 17(e) of SFAS 140, as
applicable.
7. We note your supplemental response to comment 43 of our letter
dated December 9, 2005.    Please revise to disclose the typical
time
period elapsed between origination and the sale of participations for commercial loans. Clarify when and how you determine to sell the participations when the loan is originated. If you had the intent to sale the participation when the loan was originated, the cash flows related to the origination and proceeds from the sale of participations should be presented as operating cash flows. Refer to paragraph 9 of SFAS 102.

Stock-Based Compensation, page FS-10

8. We note your revised disclosure in response to comment 44 of our letter dated December 9, 2005. Please tell us how you determined the assumed volatility used to estimate the fair value of options for the periods presented. Refer to paragraphs 19 and 395 of SFAS 123.

The Town Bank Consolidated Financial Statements
Statements of Changes in Shareholders` Equity, page FS-34

9. We note your supplemental response to comment 47 of our letter dated December 9, 2005. Please revise your Statement of Changes in
Shareholders` Equity to reflect this stock dividend pursuant to paragraph 10 of Chapter 7 Section B of ARB 43 or revise your footnote disclosure regarding the stock dividend to explain why it is not presented.

Note 10 - Income Taxes, page FS-45

10. We note your supplemental response to comment 49 of our letter dated December 9, 2005. Please revise your disclosure to describe how you determined the amount of your deferred tax asset valuation allowance at December 31, 2004. Clarify how you determined the amount of the net deferred tax asset that is more likely than not to be realized.

Balance Sheet, page FS-52

11. Please revise to indicate that only the September 30, 2005 balances are unaudited.

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.



We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Matthew Komar at (202) 551-3781 or Joyce A. Sweeney at 202-551-3449 if you have questions regarding comments on the financial statements and related matters. Please contact either Jessica Livingston at (202) 551-3448 or me at (202) 551-3418 with any other questions.




								Sincerely,



								William Friar
								Senior Financial Analyst








cc:	Michael W. Zelenty
	Pitney Hardin LLP
	P.O. Box 1945
      Morristown, NJ  07962-1945

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Mr. Barry B. Davall
Community Partners Bancorp
Form S-4/A-1
Page 5 of 5